UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 22, 2011 Husky Energy Inc. issued a press release announcing the terms of its offering of common shares by way of public offering and concurrent private placement. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: June 23, 2011

Exhibit A

Husky Energy Announces Advancement of Key Strategic Initiatives and $1.2 Billion Common

Share Offering (Bought Deal and Concurrent Private Placement)

Calgary, Alberta (June 22, 2011) — Husky Energy Inc. (TSX:HSE) (the “Company”, “Husky” or “Husky Energy”) announced today that it will raise approximately $1.2 billion offering of common shares by way of a bought deal (the “Public Offering”) and a concurrent private placement of common shares (the “Private Placement”) to its principal shareholders, L.F. Investments (Barbados) Limited, and Hutchison Whampoa Luxembourg Holdings S.a.r.l.

The Company has entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc., and J.P. Morgan Securities Canada Inc. (the “Underwriters”) under which the Underwriters have agreed to purchase for resale to the public, on a bought deal basis, 36,968,500 common shares in the capital of Husky (the “Common Shares”), at a price of $27.05 per Common Share resulting in aggregate gross proceeds of $1 billion. The Public Offering is made pursuant to a prospectus supplement to the Company’s universal base shelf prospectus filed November 26, 2010 with the securities regulatory authorities in all provinces of Canada and to the Company’s universal base shelf prospectus filed June 13, 2011, with the U.S. Securities and Exchange Commission (“SEC”).

Pursuant to the Private Placement, the principal shareholders L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.a.r.l. will subscribe for a combined total of $200 million in Common Shares (a total of 7,393,714 Common Shares) on a private placement basis at the same price as the Public Offering.

The Company continues to execute on its strategic initiatives to accelerate near-term production and reserve growth. Husky expects production for 2011 to be towards the higher end of its previously announced guidance range.

The Public Offering and Private Placement is a key strategic element of the Company’s proactive financing plan announced in November 2010 and will provide additional financial flexibility to advance its growth strategy. Proceeds will be used to accelerate exploration and development of the Company’s emerging oil and gas resource portfolio and the continued development of its growth pillars in the Oil Sands, South East Asia and the Atlantic Region, including the Liwan Gas Project offshore China and Phase 2 of the Sunrise Energy Project in the oil sands of northern Alberta.

With the additional capital raised, the Company projects that production for the 2011 to 2015 time frame will be towards the high end of previous guidance of three to five percent average annual growth and is expected to be sustained at three to five percent average annual growth through to 2021. It is also anticipated an annual reserves replacement ratio of 140 percent will be achieved through the same period.

The Public Offering and Private Placement are expected to close on or around June 29, 2011 and are subject to customary closing conditions, including the approval for listing of the additional Common Shares on the TSX.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A.

Forward-Looking Information

Certain statements in this press release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, this news release includes forward-looking statements relating to the general strategic plans and financing plans of the Company; the Public Offering and concurrent Private Placement; expected timing of closing of the Public Offering and Private Placement; the use of proceeds from the Public Offering and the Private Placement; the anticipated effect of the closing of the Public Offering and the Private Placement on the business and operations of the Company; expected production for 2011 relative to its previously announced guidance range; five-year production guidance; anticipated average annual growth through 2021; and the anticipated annual reserves replacement ratio of the Company through 2021. Although Husky believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

*****

The Company has filed a registration statement (including a prospectus) with the SEC for the Public Offering. Before persons invest, they should read the prospectus in that registration statement and other documents the Company has filed with the SEC or on SEDAR for more complete information about the Company and the Public Offering. Persons may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or SEDAR at www.sedar.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-822-4089. Also, a copy of the United States preliminary prospectus supplemental and accompanying prospectus may be obtained through this hyperlink: http://www.huskyeneray.com/downloads/investorrelations/2011/HSE US Prelim 2011.odf. Prospective purchasers should consult their own advisers as to whether they are purchasing under the Canadian prospectus or the U.S. prospectus. The Common Shares may not be sold in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088